BB

06003878

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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MM 3/9

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52915

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HRH Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 Park Avenue, 14th Floor
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carolyn Jones **804-747-6500**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 21 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

300 Arboretum Place, Suite 520	**Richmond**	**Virginia**	**23236**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL RECEIVED PROCESSING FEB 28 2006 WASH. D.C. 160 SECTION

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 4/20

OATH OR AFFIRMATION

I, Carolyn Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HRH Securities, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Treasurer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditors' Report	3
Audited Financial Statements	
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Member's Capital	6
Statement of Cash Flows	7
Notes to Financial Statements	8
Supplemental Material	
Independent Auditors' Supplementary Report on Internal Control	10
Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1	12
Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3	13

BDO

BDO Seidman, LLP
Accountants and Consultants

300 Arboretum Place, Suite 520
Richmond, Virginia 23236
Telephone: (804) 330-3092
Fax: (804) 330-7753

Independent Auditors' Report

Board of Directors
HRH Securities, LLC

We have audited the accompanying statement of financial condition of HRH Securities, LLC (a wholly owned subsidiary of Hilb Rogal & Hobbs Company) as of December 31, 2005 and 2004, and the related statements of income, changes in member's capital, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HRH Securities, LLC, as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

February 14, 2006

HRH Securities, LLC

Statements of Financial Condition

December 31,	2005	2004
Assets		
Cash and cash equivalents	**$67,370**	$ 550,141
Commissions receivable	**11,856**	75,053
Prepaid expenses	**7,357**	6,488
Total assets	**$86,583**	$ 631,682
Liabilities and Member's Capital		
Liabilities		
Payable to parent	**$ 9,230**	$ 446,178
Accrued expenses	**14,857**	14,000
Total liabilities	**24,087**	460,178
Member's capital, 100 membership interest units	**62,496**	171,504
Total liabilities and member's capital	**$86,583**	$ 631,682

See accompanying notes to financial statements.

HRH Securities, LLC

Statements of Income

Year Ended December 31,	**2005**	2004
Revenues		
Commissions	**$924,586**	$1,012,769
Expenses		
Miscellaneous	**45,813**	44,302
Income before income taxes	**878,773**	968,467
Income tax expense (Note 4)	–	424,182
Net income	**$878,773**	$ 544,285

See accompanying notes to financial statements.

HRH Securities, LLC

Statements of Changes in Member's Capital

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Member's Capital
Balance at December 31, 2003	$100	$ 553,535	$(357,267)	$ –
Conversion to Limited Liability Company (LLC) corporate structure (Note 1)	(100)	(553,535)	357,267	196,368
Capital contribution from parent	–	–	–	485,000
Dividends paid			–	(1,054,149)
Net income	–	–	–	544,285
Balance at December 31, 2004	–	–	–	171,504
Dividends paid	–	–	–	(987,781)
Net income	–	–	–	878,773
Balance at December 31, 2005	**$ –**	**$ –**	**$ –**	**$ 62,496**

See accompanying notes to financial statements.

HRH Securities, LLC

Statements of Cash Flows

Year Ended December 31,	2005	2004
Operating activities		
Net income	**$878,773**	$ 544,285
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase) decrease in commissions receivable	**63,197**	(11,466)
(Increase) decrease in prepaid expenses	**(869)**	127
Increase (decrease) in payable to parent	**(436,948)**	423,879
Increase (decrease) in accrued expenses	**857**	(3,000)
Net cash provided by operating activities	**505,010**	953,825
Financing activities		
Capital contributions	–	485,000
Dividends	**(987,781)**	(1,054,149)
Net cash used by financing activities	**(987,781)**	(569,149)
Net increase (decrease) in cash and cash equivalents	**(482,771)**	384,676
Cash and cash equivalents, beginning of year	**550,141**	165,465
Cash and cash equivalents, end of year	**$ 67,370**	$ 550,141

See accompanying notes to financial statements.

1. Organization and Significant Accounting Policies

Organization and Operations

HRH Securities, LLC (the Company) is a New York limited liability company and wholly owned subsidiary of Hilb Rogal & Hobbs Company (HRH or member). The Company is registered as a broker/dealer in securities under the Securities and Exchange Act of 1934 and with the National Association of Securities Dealers. Prior to November 1, 2004, the Company's name was HRH Securities, Inc. and existed as a New York corporation. Effective November 1, 2004, the Company changed its name and legal structure and all amounts previously included in stockholder's equity were converted to member's capital.

The Company's primary business is to serve as an override broker/dealer engaged in receiving commissions and overrides on the sale of mutual funds, variable annuities, and variable life insurance products. In 2005, the Company participated in commission and override sharing with five fully disclosed and unaffiliated introducing broker/dealer companies. These commissions and overrides represent 100% of total revenues.

The following broker/dealer companies accounted for the noted percentage of the Company's revenues:

	2005	2004
Broker/dealer A	**77%**	67%
Broker/dealer B	–	12%
Broker/dealer C	**14%**	10%
Broker/dealer D	**7%**	10%

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Commissions

Commissions and overrides on security sales are recognized as income on an accrual basis when the commissions and overrides are earned by the Company.

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005 and 2004, the Company had net capital of $55,139 and $165,016, and net capital requirements of the greater of 6⅔ percent of aggregate indebtedness or $5,000. The Company's net capital ratio at December 31, 2005 and 2004 was 0.44 to 1 and 2.79 to 1. The net capital rules may effectively restrict the payment of cash dividends.

3. Related Party Matters

The Company utilized the facilities, services, and staff of HRH and HRH's affiliates in the course of serving as a broker/dealer. HRH and HRH's affiliates provide services without charge to the Company.

4. Income Taxes

As of November 1, 2004, federal, state and city income taxes are not payable by the Company for income reported after November 1, 2004. As a limited liability company, income taxes are the liability of the member, and any net income or net loss is included in the member's tax returns.

For income reported prior to November 1, 2004, the Company is included in the consolidated federal income tax return filed by HRH. The Company is also included in a combined state income tax return with HRH and certain other subsidiaries of HRH. The Company also files a New York City income tax return. The effective tax rate differs from the prevailing corporate tax rate due principally to the effect of state and city income taxes. The Company records income taxes payable as a payable to HRH. The Company made payments to HRH for income taxes of $368,580 and $77,901 in 2005 and 2004.

The components of the income tax expense are as follows:

	2005	2004
Current		
Federal	$ –	$202,943
State and city	–	221,239
	$ –	$424,182

There were no deferred income taxes in 2004 as there are no differences in the bases of assets or liabilities for financial reporting and tax purposes.

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
HRH Securities, LLC

In planning and performing our audit of the financial statements and supplemental information of HRH Securities, LLC (the Company) for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures are adequate at December 31, 2005, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

February 14, 2006

HRH Securities, LLC

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2005

Aggregate indebtedness		
Payable to parent		$ 9,230
Accrued expenses		14,857
		$ 24,087
Member's capital		$ 62,496
Less:		
Non-allowable assets	$7,357	
Unsecured receivables	–	
Securities haircut	–	
Net capital		$ 55,139
Capital requirements		
Minimum net capital requirement (greater of $5,000 or 6⅔% aggregate indebtedness to net capital)		$ 5,000
Net capital in excess of requirements		50,139
Net capital as above		$ 55,139
Ratio of aggregate indebtedness to net capital		0.44 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2005 Part IIA FOCUS filing.

HRH Securities, LLC

Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3

December 31, 2005

The Company claims exemption from the provisions of Rule 15c3-3 under subparagraph (k)(2)(i).

HRH Securities, LLC

Audited Financial Statements
(with supplemental material)
Years Ended December 31, 2005 and 2004

BDO

BDO Seidman, LLP
Accountants and Consultants